

March 29, 2011

Mr. Craig A. Fielding
Chief Executive Officer
Consorteum Holdings, Inc.
Suite 550
141 Adelaide Street West
Toronto, Ontario, M5H 3L5 Canada

  Re: **Consorteum Holdings, Inc.**
    Form 10-K for the fiscal year ended June 30, 2010
    Filed November 15, 2010 as amended November 17, 2010 and March 24,
    2011
    File No. 0-53153

Dear Mr. Fielding:

  We have reviewed your response letter dated February 25, 2011 and your amended 10-K filed March 24, 2011 have the following comment. As noted in our letter dated January 13, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended June 30, 2010

Item 9A(T) Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 23

1. Please amend your filing to provide all the disclosures required by Item 308T of Regulation S-K. In addition to providing all the required disclosures also ensure that your revised disclosures include a statement as to whether or not internal control over financial reporting is effective. Further note that management is not permitted to conclude that the registrant's internal control over financial reporting is effective if there are one or more material weaknesses in the registrant's internal control over financial reporting.

Please file all correspondence over EDGAR. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director